

September 18, 2012

<u>Via Facsimile</u>
Mr. Charles M. Stoehr
Chief Financial Officer and Director
Voxx International Corporation
180 Marcus Boulevard
Hauppauge, New York 11788

   Re: **Voxx International Corporation**
      Form 10-K for the Fiscal Year Ended February 29, 2012
      Filed May 14, 2012
      File No. 001-09532

Dear Mr. Stoehr:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Brian Cascio

            Brian Cascio
            Accounting Branch Chief